May 31, 2006
Mr. Brad Skinner
Accounting Branch Chief
United States Security and Exchange Commission
Washington, D.C. 20549
     Re: Black Box Corporation — Management’s Response to Comment Letter Dated May 3, 2006 (the “Comment Letter”)
Dear Mr. Skinner:
Management has reviewed the Securities and Exchange Commission’s (the “Commission”) comment letter dated May 3, 2006 regarding Black Box Corporation’s (the “Company”) Annual Report on Form 10-K for the Company’s fiscal year ended March 31, 2005, filed June 14, 2005, and the Company’s Current Report on Form 8-K, filed January 31, 2006. Please find the Company’s response detailed below. Please note that the response to the Commission’s comment number 7 is not included in this submission. Confirming the Company’s discussion earlier today with Mr. David Edgar, the Company will submit this response within 5 business days, or by June 7, 2006. Additional time is needed to correspond with the Company’s third party valuation specialist in relation to that response.
Additionally, the Company acknowledges the following as it relates to the Comment Letter:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended March 31, 2005
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 22
1. STAFF COMMENT
1000 Park Drive, Lawrence, PA 15005-1018 * (724) 746-5500 * Fax (724) 746-0746

May 31, 2006	Page 2
     We have read your response to prior comment 1 and note that you indicate that the downward trend in operating cash flows was primarily related to the overall decrease in revenue and net income from 2003 to 2004. Please clarify for us how the 2003 and 2004 information that you cite addresses the continued operating cash flow decline in 2005. In addition, provide us with the specific disclosures that you believe addressed this significant trend in operating cash flows for each year presented and explain, in detail, how those disclosures met the requirements of the relevant guidance. Refer to Item 303 of Regulation S-K and SEC Release 33-8350 in your response.
COMPANY RESPONSE
     First, there was a typo in our initial response. The first sentence of the second paragraph of our response should have identified the decrease in Net Income as the primary reason for the decline in operating cash flows in the period from fiscal 2004 to 2005 (instead of 2003 to 2004 as indicated in our response).
     Second, although the Company acknowledges that there is a decline in operating cash flows in both the period from fiscal 2003 to 2004 and again in the period from fiscal 2004 to 2005, and that the aggregate decline is roughly 40%, the Company does not consider the consecutive periods’ declines as a “downward trend” since the specific reasons for each period’s decline are different from one another. The decline in the period from fiscal 2003 to 2004 was primarily the result of changes in certain components of working capital while net income remained flat. By comparison, the decline in the period from fiscal 2004 to 2005 was primarily the result of a decline in net income while the changes in certain components of working capital had a significantly lower impact on the overall decline.
     The Company understands the requirements of Item 303 of Regulation S-K which would have the Company acknowledge the appearance of a “downward trend” in the results of the Company’s operations or its financial condition and provide adequate information supporting Management’s beliefs as to whether the trend is indicative of a permanent change to the future expected results of the Company’s operations or its future financial condition. Since Management believed that there was not a trend being established that would indicate an impact to future results, the combination of MD&A sections for “Cash Flows from Operating Activities” (page 22 of 2005 Form 10-K), “Revenues” (pages 16 and 17), “Gross Profit” (pages 17 and 18), “SG&A Expenses” (page 18) and “Provision for Income Taxes” (page 19) were considered to be adequate explanations of the change in operating cash flows. The Company would concede, however, that a better explanation could have been provided indicating Management’s acknowledgement of the significant decline and its belief that the consecutive declines in operating cash flows for the periods presented were due to differing factors and were not indicative of future results of operations or of the future financial condition of the Company.
     Please also see the Company’s response to Staff Comment 2 for additional disclosure on this topic.
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May 31, 2006	Page 3
2. STAFF COMMENT
     We have read your response to prior comment 2. Please provide us with a proposed disclosure that explains the cash flow impact of material changes in your working capital items.
COMPANY RESPONSE
     The Company proposes the following disclosure further explaining the cash flow impact of material changes. The Company proposes to include this disclosure in the Liquidity and Capital Resources section of Management’s Discussion and Analysis in the Company’s Form 10-K for Fiscal 2006 to be filed on or before June 14, 2006 and in other future filings as necessary.
Net cash provided by operating activities for Fiscal 2005 was $52,206. Significant factors contributing to a source of cash were: Net Income of $29,912; a decrease in accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts of $8,878 and $7,635, respectively, consistent with the decrease in revenue and an increase in overall billings/collections efforts. Changes in above accounts are based on an average Fiscal 2005 exchange rate.

Net cash provided by operating activities for Fiscal 2004 was $74,955. Significant factors contributing to a source of cash were: Net Income of $47,243; a decrease in accounts receivable of $7,486, consistent with the decrease in revenue and an increase in overall collection efforts; decrease in inventory of $1,144, primarily a result of the decrease in revenue; a decrease in other current assets primarily related to the reduction of costs and estimated earnings in excess of billings on uncompleted contracts of $4,498 and other assets of $1,294, related to normal business activities. Changes in the above accounts are based on an average Fiscal 2004 exchange rate.

Net cash provided by operating activities for Fiscal 2003 was $92,577. Significant factors contributing to a source of cash were: Net Income of $48,685; a decrease in accounts receivable of $23,111, consistent with the decrease in revenue and increase in overall collection efforts; decrease in inventory of $7,994, primarily a result of the decrease in revenue and other current assets primarily related to the reduction in prepaid catalog costs year over year, since the Company did not drop ship its “Big Book” catalog in Fiscal 2003.

Management does not believe that the year over year decrease in net cash provided by operating activities is related to the same factors each year, as stated above, and furthermore does not necessarily expect this trend to continue based on current operating projections.
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May 31, 2006	Page 4
Consolidated Statements of Income, page 36
3. STAFF COMMENT
     We have read your response to prior comment 3 and it is unclear to us why you believe that your presentation complies with Rule5-03.01 and 2 of Regulation S-X. You clearly state that you provide both products and services and your reasons for not providing this information does not appear to be persuasive. Please revise your presentation or explain to us why you believe that this guidance does not apply.
COMPANY RESPONSE
     The Company recognizes three distinct service lines: Hotline Services, Data Services and Voice Services and the notes to the financial statements have historically presented revenue and gross profit by service line. A detailed description of each is presented below with Data Services and Voice Services being discussed collectively since they are essentially identical in terms of revenues and costs.
1.	Hotline Services (product sales) is comprised of network infrastructure-related products sold through the Company’s catalog, internet web-site, technical call centers, and local sales offices. The Company sells products, which are primarily obtained through OEM relationships. The finished products rarely require the Company to incur any additional costs outside of normal distribution-related costs.

2.	Data Services and Voice Services (collectively “On-Site Services”) are primarily project oriented, technical in nature, and require experienced professionals to install and configure the equipment before the customer can use it. The Company offers a convenient “One Source” solution where all necessary equipment along with the initial installation and configuration work is provided for a single price. On-Site Services is not in the business of selling the same related Data Services and Voice Services equipment individually, without also installing and configuring the equipment. The Company does not itemize or otherwise separately price the various components of a solution for its customers, and, therefore, revenues, costs, and profit margins for each component of the solution are not readily determinable. On-Site Services also includes installation or maintenance services of equipment that was not purchased from the Company.
     The Company believes the revenue related to the On-Site Services described above could be accounted for and reported a number of different ways depending on the interpretation of any relevant guidance, from a tangible product to a service or some combination of both. The Company has not been able to identify any clearly defined guidance which leaves no doubt as to how revenues generated in this fashion are to be classified. The Company has elected to separate Revenues and Cost of Sales related to Hotline Services (product sales)
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May 31, 2006	Page 5
and Onsite Services (services) and will present the required breakout of products and services on the face of the Consolidated Statements of Income for all future filings.
4. STAFF COMMENT
     We have read your response to prior comment 4 and it is unclear why you believe that costs incurred in connection with your customer/technical support obligations and activities do not represent a cost of revenue. Please explain further your basis for this belief and include reference to any accounting guidance that supports your position. In addition, provide us with these amounts for each period presented and the subsequent interim periods.
COMPANY RESPONSE
     The Company (including Norstan, Inc. and its affiliated subsidiaries purchased by the Company in January, 2005) provides free technical support for use by anyone with questions regarding network infrastructure products, regardless of whether they are a customer or not and regardless of whether the Company actually sells those products or not. The Company considers the technical support center to be a marketing-related or advertising-related cost because it is provided free of charge and is intended to help people who, in-turn, may purchase Black Box products to solve any current or future needs, but have no obligation to do so. Similar to any advertising campaign intended to develop potential business, the support center could develop sales opportunities for the Company. In addition, the Company could choose to no longer offer technical support and it would not alter costs or prices of any of the Company’s products. If technical support were no longer offered, it could have a negative impact on sales similar to the effect that cessation of any marketing, advertising, or public relations programs could have on a company’s sales. Therefore, the Company considers the costs of the technical support center to be accurately reflected as selling, general, and administrative expenses.
     The Company references its Form 8-K/A filed on April 12, 2005, the Combined Pro Forma Statement of Income for the Year Ended March 31, 2004 and for the Six Months Ended October 2, 2004, footnote (1), for the amount associated with the customer/technical support center’s reclass, which is $17,343,000 and $9,363,000, for the respective periods.
5. STAFF COMMENT
     We note further that your response to prior comment 4 does not address compensation to operational employees as requested. Please respond.
COMPANY RESPONSE
     The expenses defined as “operational executive management expenses” consisted of executive management costs related to the management of the customer / technical support and distribution centers and “operational personnel bonus” consisted of bonuses related to all customer / technical support and
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May 31, 2006	Page 6
distribution centers employees of Norstan, Inc. and its subsidiaries. The Company believes that these costs have been appropriately reclassed from cost of sales to selling, general, and administrative for the same reasons as mentioned in response to comment 4 above.
Note 1. Significant Accounting Policies
Revenue Recognition, page 42
6. STAFF COMMENT
     Please explain to us how customers obtain bug fixes, updates, and/or upgrades to software that is provided with, or embedded in, the products that you sell. Clarify for us whether your customers must contact manufacturers directly for this support or if you provide it as part of your standard customer service or separately priced maintenance contracts.
COMPANY RESPONSE
     The Company believes, based on the definitions of software included with or imbedded in products sold in SOP 97-2, Software Revenue Recognition, and/or FAS 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed, that any software contained within products sold by the Company is incidental to the products and, therefore, the accounting requirements of SOP 97-2 and FAS 86 are not applicable to the Company. A further clarification of the process by which the Company’s customers obtain bug fixes, updates, and/or upgrades is outlined below:
Hotline Services — Updates, patches, or upgrades to software after the sale are the customer’s responsibility. The technical support center will, for free, help customers identify if an update, patch, or upgrade is available if a customer requests that assistance. The Company does not contact customers with information relating to bug fixes, updates, or upgrades nor does it initiate the disbursement of any software changes with respect to the Hotline Services products that have been sold by the Company.

Data Services and Voice Services — Updates or patches after the sale are either part of a maintenance service contract or the customer’s responsibility. Upgrades are the customer’s responsibilities, but typically require technical assistance to implement any software changes. This service would most likely be a separate project that might include hardware, software and technical labor and would be accounted for as a project.
Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting, page 66
8. STAFF COMMENT
     We have read your response to prior comment 11 and note that you and your auditors believe a separate scope limitation should have been included in the Report of Independent Registered Public Accounting Firm on Internal Control
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May 31, 2006	Page 7
over Financial Reporting. Please explain to us further how you and your auditors concluded that this error does not constitute material non-compliance with Item 308(b) of Regulation S-K.
COMPANY RESPONSE
     The Company’s opinion on its internal controls discloses that it appropriately excluded Norstan, Inc., which was acquired January 25, 2005. BDO’s opinion inadvertently did not disclose the scope limitation. However, since management had disclosed the scope limitation immediately above BDO’s opinion (making it less likely that a reader would not have seen the scope limitation), since BDO’s opinion refers to management’s assessment (which should lead the reader back to management’s report), since the omission was not discovered until after the Company’s 2006 year-end, and since the Company’s 2006 Form 10-K will be filed by June 14, 2006, the Company and BDO do not believe that filing an amended Form 10-K at this time would provide meaningful additional disclosure to investors.
     The Company will file its 2006 Form 10-K by June 14, 2006, which will include the 2006 auditor’s report on internal controls. Once the 2006 report on internal controls is filed, neither the Company nor BDO believe that the 2005 opinion would need to be amended, since, in accordance with paragraph 197 of PCAOB Auditing Standards #2, it is unlikely that any person would be relying on the 2005 auditor’s report.
Form 8-K filed January 31, 2006
Exhibit 99.1
9. STAFF COMMENT
     We have read your response to prior comment 12 and we do not agree that disclosures comply with the relevant non-GAAP guidance. Please provide us with proposed disclosures that address each of the following items:
•	the manner in which management use the non-GAAP measures to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measures;

•	the material limitations associated with use of the non-GAAP financial measures as compared to the use of the most directly comparable GAAP financial measures;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measures; and

•	the substantive reasons why management believes the non-GAAP financial measures provide useful information to investors.
Note that you should provide detailed disclosures for each individual non-GAAP measure and address each adjustment to your GAAP results. We may have further comment.
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May 31, 2006	Page 8
COMPANY RESPONSE
     The Company has reviewed the guidance as well as many examples of non-GAAP disclosures from other reporting companies. The non-GAAP items in the Company’s Form 8-K filed January 31, 2006 are identified as (1)-(4) in the next paragraph. The Company believes that this Form 8-K filed does contain the necessary disclosure items in accordance with Regulation G and Form 8-K. Regarding disclosures concerning the material limitations associated with use of the non-GAAP financial measures and the manner in which management compensates for these limitations that are suggested in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and are set forth in the third and fourth bullet points of the Staff’s Comment above, the Company does not believe, with respect to the specific non-GAAP financial measures included in this Form 8-K, that such additional disclosures are necessary in order to make such non-GAAP disclosure are not misleading. The Company concedes, however, that disclosure items were in various sections of Exhibit 99.1 and may not be obvious to a reader of the 8-K. In response to the Commission’s request, the Company is proposing the following disclosure for all future filings related to non-GAAP items:
Non-GAAP Measures:
The financial information presented in this release contains certain non-GAAP financial measures. Management uses the non-GAAP measures to improve the comparisons between fiscal periods. Management believes the use of non-GAAP measures improve the investor’s ability to make comparisons between fiscal periods and provide useful information to investors regarding the Company’s financial condition and its results of operations. In accordance with SEC Regulation G, the following financial highlights tables reconcile (1) free cash flow, (2) cash provided by operating activities excluding restructuring payments and satisfaction of a litigation judgment, (3) net income excluding restructuring charges and acquisition related expenses and (4) diluted EPS excluding restructuring charges and acquisition related expenses, to the most directly comparable U.S. GAAP measures. The additional non-GAAP financial information presented should be considered in conjunction with, and not as a substitute for, or superior to, the financial information presented in accordance with GAAP.
Management believes that free cash flow, defined by the Company as cash provided by operating activities less net capital expenditures, plus proceeds from option exercises, plus or minus foreign currency translation adjustments, is an important measurement of liquidity as it represents the total cash available to the Company. A reconciliation of cash provided by operating activities to free cash flow is presented below:

	3Q06	2Q06	3Q05	3Q06YTD	3Q05YTD

Cash provided by operating activities	$16,438	$11,671	$13,687	$38,912	$34,405
Capital expenditures	(1,551)	(1,108)	(938)	(3,151)	(2,579)
Capital disposals	231	188	30	1,232	730
Proceeds from stock option exercises	8,892	7,316	1,625	16,344	7,310
Foreign currency exchange impact on cash	(408)	44	(33)	(398)	(1,134)

Free cash flow	$23,602	$18,111	$14,371	$52,939	$38,732

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May 31, 2006	Page 9
Management believes that presenting cash provided by operating activities exclusive of the cash flow impact from items that rarely occur or only occur once is a more meaningful measurement of cash from operations on an ongoing basis and allows the reader to more accurately compare other fiscal periods in which the events did not occur. A reconciliation of cash provided by operating activities to cash provided by operating activities excluding restructuring payments and satisfaction of a litigation judgment is presented below:

	3Q06	2Q06	3Q05	3Q06YTD	3Q05YTD

Cash provided by operating activities	$16,438	$11,671	$13,687	$38,912	$34,405
Restructuring payments	1,537	2,786	—	9,165	—
Satisfaction of a litigation judgment	—	—	—	1,778	—

Cash provided by operating activities excluding restructuring payments and satisfaction of a litigation judgment	$17,975	$14,457	$13,687	$49,855	$34,405

Management believes that presenting diluted earnings per share and net income excluding acquisition related expenses is useful to investors because it provides a more meaningful comparison of the ongoing operations of the Company. A reconciliation of net income to net income excluding restructuring charges and acquisition related expenses is presented below:

	3Q06	3Q05	3Q06YTD	3Q05YTD

Net income	$12,511	$9,249	$32,702	$29,875
% of revenues	6.9%	7.3%	6.0%	7.9%
Restructuring charges, after tax impact	—	—	3,465	—
Acquisition related expenses, after tax impact	815	—	3,500	—

Net income excluding restructuring charges and acquisition related expenses	$13,326	$9,249	$39,667	$29,875
% of revenues	7.3%	7.3%	7.3%	7.9%

A reconciliation of diluted earnings per common share (EPS) to diluted EPS excluding restructuring charges and acquisition related expenses is presented below:

	3Q06	3Q05	3Q06YTD	3Q05YTD

Diluted EPS	$0.70	$0.52	$1.88	$1.66
EPS impact of restructuring charges	—	—	0.20	—
EPS impact of acquisition related expenses	0.05	—	0.20	—

Diluted EPS excluding restructuring charges and acquisition related expenses	$0.75	$0.52	$2.28	$1.66

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May 31, 2006	Page 10
The company appreciates the Staff’s consideration in granting additional time to complete and file its responses. If the Staff would like to discuss these responses further, please contact Tim Huffmyer, Corporate Controller at 724-873-6795 or myself at 724-873-6925.
Respectfully submitted,
/s/ Michael McAndrew
Michael McAndrew
Chief Financial Officer
CC: Mr. Fred C. Young
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